UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

SpringWorks Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

85205L 107

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85205L 107	13D	Page 2 of 5 Pages

1	Names of reporting persons BC SW, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 4,831,307 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 4,831,307 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 4,831,307 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.0%
14	Type of reporting person PN

CUSIP No. 85205L 107	13D	Page 3 of 5 Pages

This Amendment No. 4 to Schedule 13D relates to the Common Stock of SpringWorks Therapeutics, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on September 23, 2019, as amended by Amendment No. 1 filed on October 15, 2020, Amendment No. 2 filed on March 11, 2021 and Amendment No. 3 filed on August 12, 2021 (the “Initial Statement” and, as further amended by this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On September 9, 2022, the Issuer completed (a) a private placement of 2,050,819 shares of Common Stock to Glaxo Group Limited (the “GSK Private Placement”) and (b) a private placement of 8,650,520 shares of Common Stock to certain accredited investors (the “September 2022 Private Placement”). As a result of the GSK Private Placement and the September 2022 Private Placement, the Issuer’s total number of outstanding shares of Common Stock increased to 60,144,001 and the percentage of outstanding shares of Common Stock that the Reporting Person may be deemed to beneficially own was reduced by more than one percent. The Reporting Person did not participate in the GSK Private Placement or the September 2022 Private Placement.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a) This Schedule 13D is being filed by BC SW, LP, a Delaware limited partnership (the “Reporting Person”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI” and, together with the Reporting Person, the “Bain Capital Life Sciences Entities”), is the general partner of the Reporting Person. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.

(b) The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, MA 02116.

(c) Each of the Bain Capital Life Sciences Entities is principally engaged in the business of investment in securities.

(d) During the last five years, none of the Bain Capital Life Sciences Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Bain Capital Life Sciences Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Bain Capital Life Sciences Entities is organized under the laws of the State of Delaware.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

CUSIP No. 85205L 107	13D	Page 4 of 5 Pages

(a) -(c)	As of the date hereof, the Reporting Person holds 4,831,307 shares of Common Stock, representing approximately 8.0% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on (i) 49,442,662 shares of Common Stock outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, (ii) 2,050,819 shares of Common Stock issued in the GSK Private Placement, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2022, and (iii) 8,650,520 shares of Common Stock issued in the September 2022 Private Placement, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2022.

(d)

Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

September 2022 Lock-Up Agreement

In connection with the September 2022 Private Placement, the Reporting Person entered into a lock-up agreement (the “September 2022 Lock-Up Agreement”) pursuant to which the Reporting Person agreed, subject to certain exceptions, not to sell or otherwise transfer any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, for a period of 30 days after the closing of the September 2022 Private Placement, without the prior written consent of the Company.

The foregoing summary of the September 2022 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the September 2022 Lock-Up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit D	Form of September 2022 Lock-Up Agreement (incorporated by reference from Exhibit C to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated September 8, 2022)

CUSIP No. 85205L 107	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2022	BC SW, LP

	By:	Bain Capital Life Sciences Investors, LLC, its general partner

	By:	/s/ Jeffrey Schwartz
Name: Jeffrey Schwartz
Title: Managing Director